EXHIBIT 99.1

IIJ Announces Partial Amendments to FY2012 Consolidated Financial Results

TOKYO, May 31, 2013 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE1:3774) today announced that it has amended part of the consolidated financial results for the fiscal year ended March 31, 2013 ("FY2012"), which was announced on May 15, 2013. The amendments are to correct some of the described figures. The figures underlined and in bold in the following pages are amended.

Amendment Number 1:

Page 6 of the press release titled "IIJ Announces Full Year and Fourth Quarter Financial Results for the Fiscal Year Ended March 31, 2013."

[Before amendment]
Cash Flows
(Omitted)
Net cash provided by operating activities for FY2012 was JPY9,753 million compared to net cash provided by operating activities of JPY11,659 million for FY2011. While operating income increased compared to FY2011, there was an increase in accounts receivable as well as in payments for income taxes.

[After amendment]
Cash Flows
(Omitted)
Net cash provided by operating activities for FY2012 was JPY9,639 million compared to net cash provided by operating activities of JPY11,659 million for FY2011. While operating income increased compared to FY2011, there was an increase in accounts receivable as well as in payments for income taxes.

Amendment Number 2:

Page 14 of the press release titled "IIJ Announces Full Year and Fourth Quarter Financial Results for the Fiscal Year Ended March 31, 2013."

Consolidated Statements of Cash Flows (Unaudited)

(For the fiscal year ended March 31, 2012 and March 31, 2013)

[Before amendment]
	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2012	March 31, 2013
	Thousands of	Thousands of	Thousands of
	JPY	U.S. Dollars	JPY
OPERATING ACTIVITIES:

Foreign exchange losses, net	14,202	614	57,829

Net cash provided by operating activities	11,659,338	103,575	9,752,580

[After amendment]
	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2012	March 31, 2013
	Thousands of	Thousands of	Thousands of
	JPY	U.S. Dollars	JPY
OPERATING ACTIVITIES:

Foreign exchange losses (gains), net	14,202	(595)	(55,983)

Net cash provided by operating activities	11,659,338	102,366	9,638,768

Amendment Number 3:

Page 15 of the press release titled "IIJ Announces Full Year and Fourth Quarter Financial Results for the Fiscal Year Ended March 31, 2013."

Consolidated Statements of Cash Flows (Unaudited)

(For the fiscal year ended March 31, 2012 and March 31, 2013)

[Before amendment]
	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2012	March 31, 2013
	Thousands of	Thousands of	Thousands of
	JPY	U.S. Dollars	JPY

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(18,142)	(944)	(88,867)

CASH AND CASH EQUIVALENTS, END OF YEAR	13,536,824	130,192	12,258,872

[After amendment]
	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2012	March 31, 2013
	Thousands of	Thousands of	Thousands of
	JPY	U.S. Dollars	JPY

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(18,142)	265	24,945

CASH AND CASH EQUIVALENTS, END OF YEAR	13,536,824	130,192	12,258,872

Amendment Number 4:

Page 20 of the press release titled "IIJ Announces Full Year and Fourth Quarter Financial Results for the Fiscal Year Ended March 31, 2013."

Quarterly Consolidated Statements of Cash Flows (Unaudited)

(Three Months ended March 31, 2012 and March 31, 2013)

[Before amendment]
	Three Months Ended	Three Months Ended
	March 31, 2012	March 31, 2013
	Thousands of	Thousands of	Thousands of
	JPY	U.S. Dollars	JPY
OPERATING ACTIVITIES:

Foreign exchange losses (gains)	(17,886)	798	75,113

Net cash provided by operating activities	5,079,371	41,130	3,872,783

[After amendment]
	Three Months Ended	Three Months Ended
	March 31, 2012	March 31, 2013
	Thousands of	Thousands of	Thousands of
	JPY	U.S. Dollars	JPY
OPERATING ACTIVITIES:

Foreign exchange gains, net	(17,886)	(412)	(38,699)

Net cash provided by operating activities	5,079,371	39,921	3,758,971

Amendment Number 5:

Page 21 of the press release titled "IIJ Announces Full Year and Fourth Quarter Financial Results for the Fiscal Year Ended March 31, 2013."

Quarterly Consolidated Statements of Cash Flows (Unaudited)

(Three Months ended March 31, 2012 and March 31, 2013)

[Before amendment]
	Three Months Ended	Three Months Ended
	March 31, 2012	March 31, 2013
	Thousands of	Thousands of	Thousands of
	JPY	U.S. Dollars	JPY

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	16,172	(869)	(81,840)

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	13,536,824	130,192	12,258,872

[After amendment]
	Three Months Ended	Three Months Ended
	March 31, 2012	March 31, 2013
	Thousands of	Thousands of	Thousands of
	JPY	U.S. Dollars	JPY

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	16,172	340	31,972

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	13,536,824	130,192	12,258,872

Amendment Number 6:

Page 23 of the press release titled "IIJ Announces Full Year and Fourth Quarter Financial Results for the Fiscal Year Ended March 31, 2013." The section under "Consolidated Financial Results for the Fiscal Year Ended March 31, 2013 [Under accounting principles generally accepted in the United States ("U.S. GAAP")]."

[Before amendment]
(3) Consolidated Cash Flow
	Operating Activities	Investing Activities	Financing Activities	Cash and Cash Equivalents (End of the Period)
	JPY millions	JPY millions	JPY millions	JPY millions
Fiscal year ended March 31, 2013	9,753	(5,946)	(4,996)	12,259
Fiscal year ended March 31, 2012	11,659	(5,954)	(5,464)	13,537

[After amendment]
(3) Consolidated Cash Flow
	Operating Activities	Investing Activities	Financing Activities	Cash and Cash Equivalents (End of the Period)
	JPY millions	JPY millions	JPY millions	JPY millions
Fiscal year ended March 31, 2013	9,639	(5,946)	(4,996)	12,259
Fiscal year ended March 31, 2012	11,659	(5,954)	(5,464)	13,537

Amendment Number 7:

In relation to the amendments, the presentation material for the consolidated financial results for the fiscal year ended March 31, 2013, is also corrected.

Page 16: "Consolidated Cash Flow."

[Before amendment]
Operating Activities
FY12:9,753
4Q12:3,873

[After amendment]
Operating Activities
FY12:9,639
4Q12:3,759

About IIJ

Founded in 1992, Internet Initiative Japan Inc. is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, and cloud computing. Moreover, the company has built one of the largest Internet backbone networks in Japan that is connected to the United States and the United Kingdom. IIJ listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

CONTACT: For inquiries, contact:
         IIJ Investor Relations
         Tel: +81-3-5259-6500
         E-mail: ir@iij.ad.jp
         URL: http://www.iij.ad.jp/en/ir